PUBLIC

21002631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
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Sectio
MAR 03 2021
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. Wainwright & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Kirsch — 212.356.0509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103	Iselin	New Jersey	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Wainwright & Co., LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JONATHAN YANOW
NOTARY PUBLIC-STATE OF NEW YORK
No. 02YA6332756
Qualified in New York County
My Commission Expires 11-09-2023

Notary Public

Signature

Chief Finanical Officer

Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
[redacted] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.C. Wainwright & Co., LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020

H.C. Wainwright & Co., LLC

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
H.C. Wainwright & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC
Iselin, New Jersey
February 28, 2021

H.C.Wainwright & Co., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets		
Cash	$ 48,741,956	
Receivables from broker-dealers and clearing organizations	20,403,290	
Deposit at clearing organizations	1,050,000	
Securities owned, at estimated fair value:		
Marketable stocks	195,960	
Nonmarketable stocks	109,332	
Leasehold deposits	463,348	
Prepaid expenses	236,160	
Fixed assets, net of depreciation and amortization	183,061	
Right of use Asset	11,085,881	
Other receivables	105,535	
Total Assets		$ 82,574,523
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 35,177,926	
Payable to Parent	3,757,943	
Lease liabilities	11,480,851	
Total Liabilities		$ 50,416,720
Member's Equity		32,157,803
Total Liabilities and Member's Equity		$ 82,574,523

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

H.C. Wainwright & Co., LLC (the "Company") is a Delaware limited liability company that was organized for the purpose of providing investment banking and financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and subject to the net capital and customer protection rules. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

The Company's sole member is HCWHC Inc. ("Parent"), a Delaware C Corporation effective September 1, 2019. Prior to that date, the Parent was a Delaware limited liability company and was known as HCWHC LLC. Effective December 14, 2020, the Company's ultimate majority owner is H.C. Wainwright Employee Stock Ownership Trust. Previously, the majority owner was ZYXCO LLC, a New York limited liability company ("ZYXCO").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Use of Estimates in the Financial Statements

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include Company's Level 3 securities.

Securities Owned

"Securities owned" in the statement of financial condition consists of financial instruments carried at fair value with related unrealized losses recognized as a component of revenues in the statement of income. A portion of the Company's securities owned are classified as "Nonmarketable." Nonmarketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period or have some restriction on their sale whether or not a buyer is identified.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash, accounts payable and accrued expenses, approximate their fair values.

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY

The Company follows the provisions of ASC 820, "Fair Value Measurement and Disclosures", for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly-traded mutual funds with quoted market prices, and listed derivatives.

Level 2 - Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Level 3 - Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 5.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and Equipment are reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over useful lives of four and three years, respectively. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

ACCOUNTING STANDARDS

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

NOTE 2 - SUMMARY OF SIGNFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Receivables from clearing broker: The Company's receivables from clearing broker include amount receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Forgivable Loan – Paycheck Protection Program (PPP):

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under Coronavirus Aid, Relief and Economic Security Act (Cares Act) Paychex Protection Program (PPP), as debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements. The forgiveness of debt, in whole or in part is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA.

Income Taxes

The Company will file consolidated federal, state and local tax returns with its Parent, which is a C Corporation for calendar year 2020.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

NOTE 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company has clearing agreements with clearing brokers, which provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreements, the Company is obligated to maintain deposits in the aggregate amount of $1,050,000. These deposits are shown in Deposits at clearing organizations in the statement of financial condition.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash and receivables from broker-dealers. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk, unless obligated to do so. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties, and based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains checking accounts at various financial institutions located in the

United States. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limits.

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity.

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level 1 and 3 financial instruments:

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	At December 31, 2020			
	Level 1	Level 2	Level 3	Total
Assets – Securities Owned:				
Stocks	$ 195,960	$0	$109,332	$305,292
Liabilities- Securities Sold Short:				
Stocks	$0	$0	$0	$0

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following summarizes the change in carrying values associated with Level 1 & 3 financial instruments for the twelve months ended December 31, 2020:

Assets - Securities Owned:
Stocks

	Stocks & Warrants
Balance - January 1, 2020	434,202
Receipts	2,540,836
Purchases	(2,025,242)
Net Purchases and Receipts	515,594
Gains (losses):	
Realized	(543,564)
Unrealized	(100,940)
Net Realized and Unrealized Gains(losses)	(644,504)
Balance - December 31, 2020	$305,292

Liabilities -Securities Sold Short:
Stocks

	Stocks	
Balance - January 1, 2020		$49,792
Receipts	124,916	
Purchases	(174,708)	
Net Purchases and Receipts		(49,792)
Gains (losses):		
Realized	0	
Unrealized	0	
Net Realized and Unrealized Gains(losses)		0
Balance – December 31, 2020		$0

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Unrealized net gains or losses for Level 1 and 2 financial assets are a component of revenues in the statement of income.

Under ASU 2018-13, nonpublic entities are not required to complete a reconciliation of the opening balances to the closing balances of recurring Level 3 fair value measurements. Rather, such entities are required to separately disclose for these Level 3 fair value measurements only changes during the period attributable to (1) purchases and issues (each type separately) and (2) transfers into or out of Level 3 (each type separately, and the reasons for those transfers must also be disclosed). ASU 2018-13 does not change the quantitative Level 3 roll forward disclosure requirements under current U.S. GAAP for entities that are not nonpublic entities.

The following table presents the changes in assets classified in Level 3 of the fair value hierarchy for the twelve month period ended December 31, 2020.

Level 3 - Securities Owned:
Stocks

		Level 3 Securities
Balance - January 1, 2020		0
Receipts	0	
Purchases	0	
Net Purchases and Receipts		0
Gains (losses):		
Realized	0	
Unrealized	0	
Net Realized and Unrealized Gains(losses)		0
Transfers into Level 3	109,332	
Transfers out of Level 3	0	
Net Transfers		109,332
Balance - December 31, 2020		$ 109,332

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

On October 1, 2020, the Company changed the ASC 820 hierarchical level of its nonmarketable stocks. The Company believes the change in level and its application results in a disclosure that is representative of the fair value in the circumstances because the asset valuation of the amount transferred is based on a combination of mathematical models, complex market prices, subjective assumptions, and unobservable inputs. Additionally, assumptions from market participants are used when pricing the asset, given there is no readily available market information on them.

The Company's Level 3 investment have been valued at cost which is the estimated fair value.

NOTE 6 – FIXED ASSETS

Fixed Assets consisted of the following at December 31, 2020:

Furniture	$ 157,450
Equipment	30,746
Leasehold improvements	330,866
	519,062
Less: accumulated depreciation/amortization	(336,001)
Total	$183,061

No equipment or fixtures were purchased through capital lease financing during 2020.

NOTE 7 - SBA PPP LOAN

The Company applied for and received a loan from Citizens Bank N.A. in the amount of $1,842,700 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 23, 2020. The Company applied for full forgiveness under the provisions of the Act. The Small Business Administration reviewed the Company's application and granted full forgiveness on November 18, 2020.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $35,042,334, which exceeded required net capital by $33,125,277 and a total aggregate indebtedness of $28,755,839. The Company's aggregate indebtedness to net capital ratio was 0.8206 to 1 at December 31, 2020.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 9 – RELATED PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

In September 2018, a Master Administrative Services Agreement ("ASA") was signed between ZYXCO and various operating companies under ZYXCO. The Company is a party to the ASA.

Payable to Parent reflects the Company's estimated tax liability due to the Parent.

NOTE 10 - INCOME TAXES

As of August 31, 2019, the Company is included in the C Corporation return of the Parent. The Company calculates the provision for income taxes by using a "separate return" method. Under this method the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to, or receiving the appropriate refund from, the Parent. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current year, separate return.

Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) the Parent for tax expense are treated as either dividends or capital contribution. Accordingly, the amount by which the Company's tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of the Parent is periodically settled as a capital contribution from the Parent to the Company.

The components of the deferred tax assets and liabilities are attributable to the following items:

	December 31, 2020
Deferred Tax Assets:	
Deferred Rent	$76,387
Intangible Assets	2,756
Lease Liability	3,063,685
Total Deferred Tax Assets	3,142,828
Deferred Tax Liabilities:	
Property and Equipment	(51,704)
Unrealized Gains	(125,552)
Right of Use Leasehold Asset	(2,955,997)
Total Deferred Tax Liabilities	(3,133,253)
Net Deferred Tax Liabilities	$(9,577)

NOTE 10 - INCOME TAXES (CONTINUED)

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits".

A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2020, no liability for unrecognized tax benefits was required to be recorded. In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the consolidated statements of operations.

Penalties would be recognized as a component of "general and administrative expenses". As of December 31, 2020, no interest or penalties were required to be recorded.

The Company files income tax returns in New York State, City, and various other states on a consolidated basis with its Parent. The Company is generally no longer subject to local income tax examinations by tax authorities for years prior to 2017.

NOTE 11 – COMMITMENTS, LITIGATION AND INDEMNIFICATIONS

During January 2020, the Company renewed its original lease term to commence on January 15, 2020 and end on February 28, 2027.

As of December 31, 2020, future minimum lease rental payments are as follows:

Year ending December 31	Commitment
2021	$1,684,900
2022	1,853,390
2023	1,891,150
2024	2,122,974
2025	2,122,974
2026 and Thereafter	2,476,803
Total	$12,152,191

Reconciliation of lease commitment (undiscounted) to Lease Liabilities per Statement of Financial Conditions:

Total lease commitment	12,152,191
Amounts representing discounts	(671,340)
Lease Liabilities per statement of financial condition	11,480,851

Discount rate used to calculate the present value of its future lease payments to recognize lease liability is 1.76%.

In the normal course of business the Company may be involved in litigation matters. The Company does not believe that any current litigation or other matters to which it is a party will have a material adverse effect on its financial position or results of operations.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from institutional customer accounts introduced by the Company.

NOTE 11 – COMMITMENTS, LITIGATION AND INDEMNIFICATIONS (CONTINUED)

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates.

The Company may be directly impacted from the markets in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2021 to determine if events or transactions occurring through the date the financial statements, require adjustment to or disclosure in the financial statements. The Company has determined there are no other material events that require adjustments or disclosure.